Exhibit 8.1

List of Subsidiaries

Subsidiaries

Name	Jurisdiction of Incorporation
Jinxuan JH Limited	British Virgin Islands
Jacqueline G.D International Limited	Hong Kong
Junhao Coking Coal International Holding Limited	Hong Kong
Shanxi Jinxuan Investment Co. Ltd.	People’s Republic of China